

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via E-mail
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re: North Texas Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 16, 2012
File No. 333-178251

Dear Mr. Jones:

We have reviewed your amended registration statement and corresponding response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on May 16, 2012

General

1. We note that you did not include a written response to each comment in our prior letter. You should submit in response to this letter a written response to each comment with all of the information that has been requested. If you revise accounting or disclosure in response to any comment in this letter your written response should explain in detail how the accounting and disclosure has been modified to resolve (in your view) the issue outlined in our comments.

2. References in this comment letter to prior comments are to our numbered comments which appeared in our letter to you dated March 23, 2012.

Prospectus Cover Page

3.   We note that in response to prior comment 2, you revised the first and fifth paragraphs under "The Offering-Plan of Distribution" on page 6 to describe the effect on investors of your decision to offer your securities on a best efforts, no minimum basis and to make all funds immediately available. However, your revised disclosure does not describe the potential adverse effects on investors of this type of offering. For instance, if you fail to raise enough capital in this offering to develop your business, your business may fail and investors will lose their entire investment. This risk appears to be increased due to the lack of any escrow provision and the absence of any offering minimum. Please revise your disclosure under "The Offering - Plan of Distribution" and your prospectus cover page to describe this effect on investors. We note in that regard the risks you identify under "Our Financial Position" at page 9.

4.   In response to prior comment 2, you revised the second paragraph under "The Offering-Plan of Distribution" on page 6 to disclose the date that this offering will end. Please also revise your prospectus cover page to disclose this information. See Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 4

The Business of the Company, page 4

5.   In the first paragraph under this section, you disclose that on your leased properties you have a total of eleven drilled wells. However, in the last paragraph of this section, you disclose that you have eighteen wells on your leased properties. Please revise or advise.

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 5

6.   The supplemental engineering information you furnished to us does not appear to support the estimated proved reserves you have claimed. According to Texas Railroad Commission data, your four leases in the New Diana field have not produced since 1999. The aggregated last full month production for four leases is about 500 BOPM. The "EUR" schedule in Exhibit 99.2 projects 3,870 BOPM by April, 2013 even though, on page three, the third party reserve report states "[t]he below ground infrastructure (casing, tubing, down hole pumps, and sucker rods) has been completed for each [New Diana] well." Please amend your document to discuss, with reasonable detail, the technical basis for these four leases projected production increase or delete these reserves from your disclosure.

7.   The Texas RRC production data indicates the M.W. Balch lease has not had production since at least 1992. Exhibit 99.2 projects tertiary recovery production up to 3,000 BOPM. The third party report states that the source for the subject reservoir parameters are taken from another report that no longer exists. Please amend your document to discuss, with reasonable detail, the technical basis for this lease's projected production

increase attributed to microbial enhanced oil recovery or delete these reserves from your disclosure.

The Offering-Plan of Distribution, page 6

8.　We note that you revised your prospectus cover page to remove disclosure suggesting that prices "will be determined at the prevailing market price … or in privately negotiated transactions." However, you have revised disclosure on page 7 to disclose that the price per share is fixed at $1.00 "until our shares are quoted on the OTC Bulletin Board or other exchange," and later that "sales by the Company will be made at the price of $1.00 until a market develops for the stock." In this regard, we re-issue prior comment 3 in that you are not eligible to conduct an "at the market" offering. Refer to Rule 415 under the Securities Act, in particular Rule 415(a)(4). Please revise your disclosure.

Management's Discussion and Analysis, page 11

Financial Condition, Changes in Financial Condition and Results of Operations, page 11

Liquidity, page 11

9.　You do not appear to have provided any response to prior comment 19. Thus, we re-issue our prior comment. With regard to your reference to "producing as little as 200 barrels of oil per day and probably more" and income of "$450,000 per month on average," we refer you to the guidance provided in Item 10(b) of Regulation S-K regarding projections. Please revise as necessary to ensure that your disclosure is consistent with that guidance, and also clarify the basis for your estimates.

Results of Operations, page 11

10.　You revised your disclosure to state that "the following table indicates the inactivity . . ." However, we note that no tabular disclosure follows. Please explain.

Directors, Officers and Control Persons, page 12

11.　You do not appear to have provided any response to prior comment 19. Thus, we re-issue this comment in part. From your revised disclosure, it appears that Mr. Sanah Marah may also be currently employed by Greyhound, and you do not disclose when he joined your company as CFO. If he or any individual devotes or will devote less than all of her or his professional time to your business and operations, please quantify the amount of professional time that she or he devotes to your business, and provide corresponding Risk Factors disclosure as appropriate.

Financial Statements, page 16

General

12.   We note there are various deficiencies in the financial statements of North Texas Energy Inc and Remington Oil and Gas Inc. on pages 19 through 24, and although you include note disclosures on pages 25 through 29 for North Texas Energy Inc., you have none for Remington Oil and Gas Inc. Therefore, the manner by which you present this information does not satisfy the form requirements. Please revise your document as necessary to address the following points.

● Position the audit report and financial statements of Remington Oil and Gas Inc. to follow the audit report, financial statements and related note disclosures pertaining to North Texas Energy Inc.

● Prepare and include (once these have been audited) all of the note disclosures that are required to comply with GAAP along with the Remington Oil and Gas Inc. financial statements.

● Make arrangements with your auditors to obtain and file audit reports which reference the development stage company cumulative financial information included in the audited financial statements; and which have the explanatory language referencing error correction disclosures.

● Sum the assets reported as of January 31, 2011 on page 19.

● The stockholders' equity account balances reported as of January 31, 2011 on page 19 differ from the corresponding amounts in the statement of stockholders' equity on page 20; please resolve this inconsistency.

● The number of shares reported as issued and outstanding on page 19 of 8,361,000 (on the face of the balance sheet) does not agree with the corresponding figure on page 20; please correct the disclosure.

● The statement of cash flows for the month ended January 31, 2011 on page 20 should be corrected to not reflect the sale of net assets because this is inconsistent with the balance sheet on page 19; and the financial statements of Remington Oil and Gas Inc. should cover the period up to the date of acquisition by North Texas Energy Inc., but not beyond.

● If you were incorporated in January 2011 as your disclosures suggest, there is no context for the statement of operations and statement of cash flows for the year ended December 31, 2010 on page 22; if these do not pertain to North Texas Energy Inc., they should be removed.

- The interim balance sheet as of March 31, 2011 on page 23 should be replaced with your balance sheet as of December 31, 2011 (the end of the most recently completed fiscal year) to comply with Rule 8-03 of Regulation S-X.

- Correct the statements of stockholders equity on page 20 to reflect ownership information for 2009 (presently you show no stock issued), to include the December 31, 2009 balances, and to replace the "Agreement" caption in the 2011 frame with a more descriptive label.

- Correct the statements of stockholders equity on pages 23 and 24 to support or eliminate the deficit balance as of January 1, 2011.

Note 1 – Summary of Significant Accounting Policies, page 25

Income Taxes, page 26

13.   We note that while you report a deferred tax asset you have not included any disclosure to clarify how you concluded that it is more likely than not that you will realize the asset. Please read FASB ASC 740-10-30-16 to 30-25 and if you continue to believe that your reporting is correct submit the analysis that you performed in formulating this view. In either case, provide the disclosures required by FASB ASC 740-10-50, as applicable.

Goodwill, page 26

14.   We note you have revised the financial statements to account for the share exchange between you and Remington as a business acquisition. However, it does not appear that you have correctly applied the acquisition method. Please address the following items noted:

- Tell us why you have not measured the shares you issued to complete the transaction at fair value as required by FASB ASC 805-30-30-7.

- Tell us why you did not allocate any portion of the purchase price to the proved reserves you indicate have been acquired, and have instead assigned the entire fair value of the reserves to goodwill.

- Identify the authoritative accounting literature you believe supports your recognition of an unrealized gain associated with this acquisition.

Note 4 – Oil and Gas Producing Activities, page 28

15.   We note that you report oil and gas reserve information in this note to your financial statements although you include other disclosures required under FASB ASC 932-235-50 separately after Note 5. Please revise as necessary to group this information together and to indicate whether or not it has been subject to audit. We expect you would also need to

add disclosure to address economic factors and significant uncertainties to comply with FASB ASC 932-235-50-10.

Note 5 – Related Party Transactions, page 28

16. Your disclosures on pages 26 and 28 indicate that you accounted for the January 2011 transaction at fair value using the acquisition method because North Texas Energy Inc is not controlled by the same party that controlled Remington Oil and Gas Inc. immediately prior to this transaction. Please clarify whether we have properly understood your disclosures on this point. In addition, given your disclosure indicating your CEO was previously on the board of directors of Remington Oil and Gas Inc., tell us the percentage equity interest held by this individual in both companies immediately prior to and following the acquisition.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities, page 29

17. We note that you have quantified information under columns identified as pertaining to 2012 and 2013 on page 29 without context. Please revise your disclosure to include the standardized measure of discounted future net cash flows as of December 31, 2011, and changes in this measure that occurred during 2011, to comply with FASB ASC 932-235-50-29 through 50-35.

Litigation, page 30

18. We note that you have not provided any disclosure responsive to prior comment 35. Thus, we re-issue our prior comment. Please expand your disclosure to clarify whether any of the information contained in Item 401(f) of Regulation S-K is applicable.

Exhibits

General

19. Please file an auditor consent with your next amendment to the registration statement to comply with Item 601(b)(23) of Regulation S-K.

Exhibit 5.1

20. Your legal opinion does not appear to have been revised to address all points raised in prior comment 38. Thus, we re-issue our prior comment. Please obtain and file as an exhibit a revised legal opinion that does not assume:

● Due authorization and valid execution by all persons who executed the documents. In this regard, counsel cannot assume due authorization by officers and directors of the issuer; nor

- That such documents are free from any form of fraud, misrepresentation, duress or criminal activity.

With regard to the second bullet point, in the alternative, ask counsel to provide the basis for retaining this assumption. See Section II.B.3 of Staff Legal Bulletin No. 19 (October 14, 2011), available at http://www.sec.gov/interps/legal/cfslb19.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director